SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No 1)


                            ADVANCED BIOTHERAPY, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00750J100
                                 (CUSIP Number)

                              Christopher W. Capps
              141 West Jackson Blvd., Suite 2182, Chicago, IL 60604
                                 (312) 427-1912
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 28, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
--------------------------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ..00750J100
--------------------------------------------------------------------------------
(1)   Names of reporting persons. Richard P. Kiphart
      I.R.S. Identification Nos. of above persons (entities only)
--------------------------------------------------------------------------------
(2)   Check the appropriate box if a member of a group (see instructions)
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
(3)   SEC use only
--------------------------------------------------------------------------------
(4)   Source of funds (see instructions)

      PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
                                                                             |_|

--------------------------------------------------------------------------------
(6)   Citizenship or place of organization

      United States
--------------------------------------------------------------------------------
Number of          (7)   Sole Voting Power
Shares Bene-             96,521,217
ficially Owned by  -------------------------------------------------------------
Each               (8)   Shared Voting Power
Reporting                None
Person With        -------------------------------------------------------------
                   (9)   Sole Dispositive Power
                         96,521,217
                   -------------------------------------------------------------
                   (10)  Shared Dispositive Power
                         None
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

      96,521,217
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             |_|

--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)

      56.7%
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions) IN


Item 1. Security and Issuer

This statement relates to common stock of Advanced Biotherapy, Inc. (the "Company"). The principal executive offices of the Company are located at 6355 Topanga Canyon Blvd, Suite 510, Woodland Hills, CA 91367.

Item 2. Identity and Background

      a.    This Amendment No. 1 to Schedule 13D is filed on behalf of Richard
            P. Kiphart

      b.    The business address of Mr. Kiphart is as follows:

            Richard P. Kiphart
            c/o William Blair & Company, L.L.C.
            222 West Adams Street
            Chicago, IL  60606

      c. Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment adviser.

                               (Page 2 of 6 Pages)

      d. Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e. Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

      f.    US

Item 3. Source and Amount of Funds or Other Consideration

The funds for the acquisition of common stock of the Company consisted of personal funds of Mr. Kiphart. The total amount of the funds is $1,100,000.

      Item 4. Purpose of Transaction

      State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      a. The common stock was purchased for investment, and to generate new capital for the Company and to restructure the Company's long-term and short-term debt owing to Mr. Kiphart into equity. The cash paid by Mr. Kiphart is expected to be used for working capital and possible acquisitions.

      b.    Not applicable.

      c.    Not applicable.

      d. Mr. Kiphart agreed with the Company, in the Share Purchase and Debt Restructure Agreement dated and effective August 28, 2006 (the "Agreement") that a Special Committee be appointed to oversee the performance of the Agreement and the completion of the rights offering required thereby (described below). The Special Committee consists of three directors of the Company, Thomas J. Pernice, Dr. Joseph Bellanti and Keith Gregg. The powers, membership, term and termination of the Special Committee are described in Article 7 of the Agreement, which is an exhibit to this Schedule 13D. Mr. Kiphart also agreed to elect the members of the Special Committee as directors of the Company until the Special Committee is terminated.

            Concurrently with approving the Agreement, the Company's board of directors appointed Mr. Kiphart as the new non-executive Chairman of the Board, Christopher W. Capps as the new President and Chief Executive Officer of the Company, and Thomas J. Pernice, as Secretary and Treasurer.

      e. The Agreement calls for Mr. Kiphart to purchase $5,400,000 of additional shares of common stock (in addition to the $1,100,000 funded on August 28, 2006 described in Item 3 above) and to convert the indebtedness of the Company to Mr. Kiphart of approximately $5,414,716 into additional shares of common stock. The price for all such additional shares to be purchased or to be issued upon conversion of debt is to be $0.015 per share. The funds to be used will be personal funds. These transactions cannot be consummated until the Company has amended its certificate of incorporation to increase its authorized shares of common stock, which is expected to occur on or about September 29, 2006. Upon consummation of such additional purchase of shares and conversion of debt, Mr. Kiphart will acquire approximately 720,981,067 additional shares of common stock. At that point, he will own 797,020,800, shares of Common Stock, equal to approximately 83% of the common stock to be then outstanding.

                               (Page 3 of 6 Pages)

            The Agreement provides that the Company will amend its Certificate of Incorporation to increase the number of authorized shares of common stock to 2,000,000,000 from 200,000,000 shares of common stock. Upon filing of the amendment, the Company would have authorized 2,020,000,000 shares of capital stock, consisting of 2,000,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, none of which preferred stock has been issued. Mr. Kiphart, together with another stockholder whose shares, when aggregated with Mr. Kiphart's, constitute a majority of the common stock now outstanding, have agreed to approve such amendment and the Company intends to obtain stockholder approval of such amendment by means of the written consent of Mr. Kiphart and such other stockholder, without soliciting proxies or other consents from stockholders. On August 30, 2006 the Company filed an Information Statement on Schedule 14C with the Securities and Exchange Commission describing such intended stockholder action by written consent and expects to mail such Information Statement to stockholders on or about September 9, 2006.

            Pursuant to the Agreement, the Company has agreed to adjust the conversion price of all outstanding Convertible Notes, including, without limitation, its 2002 Convertible Notes due June 1, 2006, its 2003 Convertible Notes due September 30, 2007, and its 2005 Convertible Notes due September 30, 2009. Additionally, the Company has agreed to adjust the conversion price of all its other convertible notes, and authorize the holders of its other promissory notes, to exchange the principal and accrued interest thereon for shares of Company common stock at the rate of one share for each $0.015 of Company indebtedness. As a condition to the Mr. Kiphart's purchase of the $1,100,000 of common stock, most of the other holders ("Other Holders") of convertible notes and other promissory notes and indebtedness owed by the Company, including accrued unpaid salaries, agreed to convert the principal amount thereof, together with accrued interest thereon, into shares of Company common stock, at the price of $0.015 per share. All of the Other Holders which agreed to convert, other than the Michael Krasny Revocable Trust, converted as of August 28, 2006 and received an aggregate of approximately 35,000,000 shares of common stock on that date. The Michael Krasny Revocable Trust has agreed to convert its Convertible Notes on the date when Mr. Kiphart funds the additional purchase of shares, and will receive approximately 62,052,200 shares. The remaining Other Holders, if they should agree to convert, would receive approximately 1,550,943 shares of common stock upon conversion of such debt into shares of common stock. Such conversion by Mr. Kiphart, the Michael Krasny Revocable Trust and such remaining Other Holders cannot be consummated until the Company has amended its certificate of incorporation to increase its authorized shares of common stock as described above. Such amendment is expected to be filed on or about September 29, 2006.

            In addition, Mr. Kiphart has agreed with the Company that he will cause the Company to commence a stockholder rights offering for shares of the common stock, to be offered to the Company's stockholders, excluding Mr. Kiphart, his affiliates and related parties, at a price of $0.015 per share. Such rights offering will provide that each stockholder will have the right to purchase up to 10 shares of common stock for each share then held by such stockholder. The rights offering cannot be consummated until after the Company has amended its certificate of incorporation to increase its authorized shares of common stock as described above. Any proceeds from the rights offering is expected to be used for working capital.

      f. Mr. Kiphart intends to seek an acquisition for the Company, however no candidate has been identified at this time and it is not possible to state whether, if one is identified, it could be expected to result in a material change in the Company's business. Mr. Kiphart also hopes to cause the Company to license, as licensor, some of the Company's proprietary intellectual property rights, but no prospective licensees have yet been identified or contacted.

                               (Page 4 of 6 Pages)

            In the Agreement, Mr. Kiphart agreed, for a period of one year from the closing, not to approve, or permit the Company to approve, any merger or consolidation of the Company unless the Company shall be the surviving corporation, or any transaction which enables Company stockholders to exercise appraisal rights under Delaware law, or any exchange, reclassification or cancellation of Company shares of common stock, including a reverse stock split, provided that the one-year restrictive period may be shortened upon approval by the holders of a majority of the outstanding shares of Company common stock not held by Mr. Kiphart, his affiliates and family members, or upon approval by the Special Committee.

      g. As described above, it is expected that the Company will amend its certificate of incorporation to increase the number of authorized shares of Common Stock from 200,000,000 to 2,000,000,000 on or about September 29, 2006. As a result of the transactions contemplated by the Agreement when completed, Mr. Kiphart will hold a majority of the issued and outstanding shares of common stock of the Company and therefore will be able to elect its board of directors and also will be able to prevent, or potentially cause, the acquisition of control of the issuer by another person. In the Agreement, Mr. Kiphart agrees to elect the members of the Special Committee as directors of the Company until the termination of the Special Committee.

      h.    Not applicable.

      i.    Not applicable.

      j. Mr. Kiphart intends to relocate the Company's executive offices to Chicago.

Item 5. Interest in Securities of the Issuer.

      a. As of September 6, 2006, Mr. Kiphart owned 96,521,217 shares of the common stock of the Company, consisting of 76,039,733 outstanding, 20,406,484 shares which are issuable upon conversion of convertible promissory notes held by Mr. Kiphart (before giving effect to the reduction in conversion price to $0.015 per share), and 75,000 shares issuable pursuant to stock options held by Mr. Kiphart. The 96,521,217 shares equal 56.7% of the outstanding shares of common stock.

      b. Mr. Kiphart owns 96,521,217 shares of common stock of the Company over which he holds sole power to vote or direct the vote and sole power to dispose or to direct the disposition. Mr. Kiphart does not own any shares of common stock over which there is shared power to vote or direct the vote or shared power to dispose or direct the disposition.

      c.    None.

      d.    Not applicable.

      e.    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                               (Page 5 of 6 Pages)

As described under Item 4 above, Mr. Kiphart has entered into a Share Purchase and Debt Restructure Agreement with the Company dated and effective August 28, 2006 (the "Agreement"). Under the Agreement, Mr. Kiphart has agreed to pay the Company a total of $6,500,000 to purchase a total of 433,333,333 shares of common stock at a price of $0.015 per share, of which $1,100,000 was paid on August 28, 2006 for 73,333,333 shares. He has also agreed to convert the indebtedness owed to him by the Company of approximately $5,414,716 into approximately 360,981,067 additional shares of common stock at a price of $0.015 per share. Closing of the remaining $5,400,000 of the purchase and conversion of such Company debt cannot occur until the Company files an amendment to its certificate of incorporation to increase its authorized shares of common stock, which amendment is expected to be filed on or about September 29, 2006.

Item 7. Material to be Filed as Exhibits.

1. Share Purchase and Debt Restructure Agreement dated and effective August 28, 2006 between Advanced Biotherapy, Inc. and Richard P. Kiphart

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2006
Date


--------------------------------------------------------------------------------
Signature

Name/Title:   Richard P. Kiphart





                               (Page 6 of 6 Pages)